FOR IMMEDIATE RELEASE                  CONTACT: Wendy Hall Nantz
(May 24, 1999)                                  Public Relations
                                                Halliburton Company
                                                (713) 676-5227
                                                wendy.hall.nantz@halliburton.com


HALLIBURTON'S BROWN & ROOT SERVICES WINS STATE DEPARTMENT CONTRACT

BRS Will Upgrade Up To 150 United States Embassies and Consulates Throughout the World

DALLAS, Texas - Brown & Root Services (BRS), a business unit of Halliburton Company (NYSE: HAL), has been awarded a contract by the U.S. Department of State to perform fast track delivery of security improvements at U.S. embassies and consulates throughout the world. The two year contract with one additional option year, valued at up to $100 million, requires BRS to perform physical security and technical security systems surveys, followed by detailed design, construction and installation of improved systems for up to 150 facilities throughout the world.
         The contract will require simultaneous survey and small capital construction work at a multitude of international locations. Brown & Root Services will provide the equipment, people, communication and technical expertise to execute security/infrastructure improvements at each location.
Security upgrade plans for 50 state department locations are already underway. Brown & Root Services began the contract April 23, 1999.
         "Brown & Root Services will capitalize on Halliburton's global presence and established infrastructure in more than 130 countries throughout the world," said Dave Lesar, president, Halliburton Company. "This will benefit the State Department by leveraging established local resources and business relationships, backed by a network of worldwide Halliburton Company offices."


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         "This practice of business enables Brown & Root Services to provide our best value solutions for the State Department's needs because we have the people and skills to plan and execute multiple projects, each of which represents complex challenges," said Randy Harl, president, Brown & Root Services.
         The competition for the contract included eight companies bidding for the work. Brown & Root Services and Perini Corporation were the companies selected to execute the security upgrades. Other companies that competed for the
contract   included:   Morrison   Knudsen,   JA   Jones   Construction,   Turner
International,  Bechtel,  Bill  Harbert  International  Construction  and  Fluor
Daniel.
         Brown & Root Services, a 20,000 employee global company, operates in the Americas, UK, Europe, Africa and Asia-Pacific. Brown & Root Services
specializes  in  comprehensive  facilities  engineering,   design,  development,
construction, logistics, operations and maintenance. This work is performed for private sector and government clients in simultaneous multiple domestic and international locations.
         Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance companies. Founded in 1919, Halliburton provides a broad range of energy services and products,
industrial  and  marine   engineering  and  construction   services.   In  1998,
Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 130 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.


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